ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

April 27, 2020

Sonia Bednarowski

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington DC 20549

Re:Evolution Development Group, Inc.

Offering Statement on Form 1-A

Filed December 4, 2019

File No. 024-11127

Dear Ms. Bednarowski:

Please accept this letter and filing of the amended Form 1-A in response to the Commission’s correspondence to John Norman, CEO of Evolution Development Group, Inc. dated April 1, 2020.

Amendment No. 2 to Offering Statement on Form 1-A

Part III. Exhibits Index to Exhibits, page 110

1. Please file the written consent of Kendall Almerico as an exhibit to your offering statement.

The written consent has been filed with the latest filing.

The Commission should also take note that several changes have been made in the latest filing, including a change of the broker-dealer involved and a change in proposed share price, total offering amount and valuation amongst other matters. Also, updated financials through the end of fiscal year 2019 have been added and changes have been made to the filing updated to reflect those.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

__________________________________________________________________________________________

1440 G Street NW

Washington DC 20005

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

KAA/kcm

__________________________________________________________________________________________

1440 G Street NW

Washington DC 20005

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com